UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization, pursuant to Article 12 of CVM Instruction No. 358/02, announces that it has received correspondence from York Global Finance Fund LP, with the following information:

“TO

OI S.A. – Em Recuperação Judicial

CNPJ: 76.535.764/0001-43

R DO LAVRADIO, 71, 2º ANDAR, CENTRO, CEP 20.230-070, Rio de Janeiro, RJ

(21) 3131-3589 / (21) 3131-3100

invest@oi.net.br

Carlos Augusto Machado Pereira de Almeida Brandão

Rua Humberto de Campos, 425 - 8Q andar. Leblon - Rio de Janeiro, RJ, Brasil - 22430-190

From

York Capital Management Europe (UK) Advisors, LLP ("York")

23 Savile Row, London, W1S 2ET, United Kingdom

Dear Sirs,

For the purposes of article 12 of Instruction of the Brazilian Securities Exchange Commission 358/02 and in connection with the disclosure letter sent to you on February 5th 2019 concerning York Global Finance Fund LP, CNPJ 30.015.207/0001-09, (the "Fund") we hereby inform you that:

1 - The Fund currently owns 351.706.830 common shares, nominative and with no par value,represented by 70,341,366 ADS certificates. This represents 5,91% percent of the total outstanding shares of Oi S/A.

2 - The overall long position of all funds managed by York in Oi S/A shares is currently 663.027.865 common shares, nominative and with no par value, represented by 132,605,573 ADS certificates. This represents 11,14% percent of the total outstanding shares of Oi S/A.

3 - No other fund owns individually 5% or more of Oi S/A's shares.

4 - We inform you that: we hold our investment in Oi S/A as part of our financiai asset's portfolio management. Our investment does not intend to change the composition of the control or the management structure of the Company.

5 - Our legal representative in Brazil for the purposes of article 119 of Law 6,404/76 is Marcelo Lamego Carpenter, registered at Rio de Janeiro Section of Brazilian Bar Association (OAB/RJ 92.518), from the law office Sérgio Bermudes Advogados, with offices at Praça XV de Novembro, n. 20, 8th floor, Rio de Janeiro, RJ.

To the best of our knowledge, we disclosed all information required under Instruction CVM 358/02.

Best Regards,

              ______________________________________________________________________

York capital Management Europe (UK) Advisors,LLP and York Global Finance Fund LP

P/P Marcelo Lamego Carpenter”

Rio de Janeiro, April 30, 2019.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer